May 24, 2013
Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Jack Henry & Associates, Inc.
Form 10-K for the fiscal year ended June 30, 2012
Filed August 27, 2012
File No. 000-14112

Dear Mr. Krikorian:

This letter provides Jack Henry & Associate, Inc.'s (Jack Henry) response to your letter to John F. Prim dated May 15, 2013, setting forth the Staff's comments on the above referenced Form 10-K. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

Form 10-K: For the fiscal year ended June 30, 2012

Consolidated Financial Statements
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Computer Software Development, page 40

1.
Staff's Comment: We note your response to prior comment 2. Please address the portion of our comment asking you to explain how the commercial software product amortization expense is classified in your consolidated statements of operations. In this regard, tell us the amount of amortization expense allocated to cost of licenses, cost of support and service and cost of hardware for each period presented. Your response should explain your basis for the classification within cost of sales since the majority of the amortization expense appears to be classified as cost of support and service.

Our Response: For the years ended June 30, 2012, 2011 and 2010 total amortization expense on our commercial software products was $24.8 million, $23.1 million and $17.8 million, respectively. The amortization expense is all classified within costs of sales in the caption cost of support and service in our consolidated statements of operations for each the years ended June 30, 2012, 2011 and 2010, respectively.

When determining our basis for allocating commercial software product amortization expense to cost of licenses and cost of support and service we considered the revenue that is generated by our commercial software products; commercial software products do not generate revenue associated with hardware sales. Our commercial software products generate both license revenue as well as support and service revenue. License revenue represents the fee a customer pays for licensing our software followed by an annual maintenance during the period they use our software. Within support and service revenue, these products contribute revenue through annual maintenance contracts and through outsourcing contracts, which represent the large majority of our revenues. We considered that support and services revenue comprised 89%, 88% and 86% of total revenues in each of the annual periods ended June 30, 2012, 2011, and 2010, respectively and also considered the recurring nature of the revenue in concluding that classification of the amortization of the commercial software to the cost of support and services line item is appropriate. In drawing that conclusion we also contemplated whether the amortization should be allocated between the cost of license caption and the cost of support and service caption; revenues being the most likely basis for such an allocation. In contemplation of an allocation we observed that both the maintenance revenue and outsourcing revenue are recurring in nature and not subject to significant fluctuations in revenue from year to year. On the other hand, license revenue, especially on a product-by-product basis, may fluctuate significantly year-to-year since significant license revenue occurs only in the period of new customer acquisition. The fluctuation in license revenues would potentially result in unpredictable and variable rates of allocation of the amortization between cost of license and cost of support and service that we believe would be confusing to the reader when interpreting the results of operations; making such an allocation less meaningful to a user of the financial statements. We also considered that such an allocation would have resulted in $1.5 million, $1.4 million, and $1.3 million of amortization being allocated to costs of license for the periods ended June 30, 2012, 2011 and 2010, respectively. Based on the considerations described herein, we believe the allocation of all the amortization expense to cost of support and service represents a systematic and rational allocation of the amortization expense.

In future filings, we will enhance our disclosures to further clarify that our cost of license includes only direct costs of third-party software and that cost of support and service revenue includes all of the amortization expense related to the capitalized development of our commercial software products.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please call the undersigned at (417) 235-6652.
Sincerely,

Kevin D. Williams
Treasurer and Chief Financial Officer